UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 0-51249
                            CUSIP Number: 284583 10 1

(Check One):      [_] Form 10-K    [_] Form 20-F     [_] Form 11-K
                  [X] Form 10-Q    [_] Form N-SAR


            For Period Ended:  June 30, 2006


      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR

            For the transition period ended:  Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Elderwatch, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 11731 Briarwood Circle, #1, Boynton Beach, FL 33457

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason  described  in  reasonable  detail in
       Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or t ther exhibit required by Rule 12b-25(c) has been attached if applicable.r p f o


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Elderwatch, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2006 because the Company's newly appointed Board of Directors has discovered that there were errors in the Company's financial statements included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and in its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006. The Company is unable to prepare the Company's 10-QSB for the fiscal quarter ended June 30, 2006 without first correcting such financial statements. Although the Company is in the process of correcting such financial statements, it could not have completed such process earlier without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Lubin, Esq.       516               887-8200
------------------    -----------     ------------------
      (Name)          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                ELDERWATCH, INC.
                     --------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Dated: August 14, 2006
                                ELDERWATCH, INC.

                               By: /s/ Doron Uziel
                                   -------------------------------------------
                                   Name: Doron Uziel
                                   Title:  President, Chief Executive
                                   Officer, Chief Financial Officer, and
                                   Chief Accounting Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001)